# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd, CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 02/04/2026
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment (as defined below). Each ordinary share is entitled to one vote. Crystal Investment is a wholly owned subsidiary of Crystal Holdings (as defined below). Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue may be deemed to be the beneficial owner of the ordinary shares held by Crystal Investment. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment, which is wholly owned by Crystal Holdings. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 462,760; shared voting power 0; sole dispositive power 462,760; shared dispositive power 0; aggregate amount beneficially owned 462,760 (1.1% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 410,560 ordinary shares held by Oceanpine Investment (as defined below), and (ii) 52,200 ordinary shares held by Oceanpine Capital (as defined below). Each ordinary share is entitled to one vote. As Dave Liguang Chenn is the managing partner of both Oceanpine Investment and Oceanpine Capital, he may be deemed to be the beneficial owner of the ordinary shares held by Oceanpine Investment and Oceanpine Capital. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 410,560; shared voting power 0; sole dispositive power 410,560; shared dispositive power 0; aggregate amount beneficially owned 410,560 (1% of the class)
  Comment: Each of row 7, 9 and 11 represents 410,560 ordinary shares held by Oceanpine Investment. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 52,200; shared voting power 0; sole dispositive power 52,200; shared dispositive power 0; aggregate amount beneficially owned 52,200 (0.1% of the class)
  Comment: Each of row 7, 9 and 11 represents 52,200 ordinary shares held by Oceanpine Capital. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund (as defined below) and (ii) 46,668 ordinary shares held by Adjuvant Fund DE (as defined below). Each ordinary share is entitled to one vote. Adjuvant GP (as defined below) is the sole general partner of Adjuvant Fund and Adjuvant Fund DE. Adjuvant Management (as defined below) is the sole general partner of Adjuvant GP. Therefore, Adjuvant Management may be deemed to be the beneficial owner of the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund and (ii) 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Adjuvant GP is the sole general partner of Adjuvant Fund and Adjuvant Fund DE, and may be deemed to beneficially own the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 243,630; sole dispositive power 0; shared dispositive power 243,630; aggregate amount beneficially owned 243,630 (0.59% of the class)
  Comment: Each of row 8, 10 and 11 represents 243,630 ordinary shares held by Adjuvant Fund. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 46,668; sole dispositive power 0; shared dispositive power 46,668; aggregate amount beneficially owned 46,668 (0.11% of the class)
  Comment: Each of row 8, 10 and 11 represents 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA China Growth Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth (as defined below). Each ordinary share is entitled to one vote. MSA China Growth (as defined below) is the general partner of MSA Growth, and may be deemed to beneficially own the ordinary shares held by MSA Growth. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital (as defined below). Each ordinary share is entitled to one vote. Superstring Management (as defined below) serves as the investment manager of Superstring Capital, and may be deemed to beneficially own the ordinary shares held by Superstring Capital. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital. Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Epiphron Capital (Hong Kong) Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 70,083; shared voting power 0; sole dispositive power 70,083; shared dispositive power 0; aggregate amount beneficially owned 70,083 (0.17% of the class)
  Comment: Each of row 7, 9 and 11 represents 70,083 ordinary shares held by Epiphron Capital (as defined below). Each ordinary share is entitled to one vote. Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment: This statement on Schedule 13D constitutes Amendment No. 4 to the initial Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission as of July 22, 2025, as amended by Amendment No. 1 to the Original Schedule 13D filed as of August 27, 2025, Amendment No. 2 to the Original Schedule 13D filed as of October 29, 2025, and Amendment No. 3 to the Original Schedule 13D filed as of November 4, 2025 (together with the Original Schedule 13D, the "Original Filings"), with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer. Except as amended and supplemented herein, the Original Filings are unmodified and remain in full force and effect as to the applicable reporting persons thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On January 20, 2026, the Issuer announced that it had called an extraordinary general meeting of shareholders (the "EGM"), to be held on February 12, 2026, to consider and vote on, among other matters, the proposal to authorize and approve the Merger Agreement and the Transactions contemplated thereby, including the Merger.

On January 29, 2026, the Issuer announced that it had received three arbitral awards (the "Awards") issued by the Kaifeng Arbitration Commission on January 21, 2026 and January 22, 2026, which require certain PRC subsidiaries of the Issuer involved in the Awards to pay a total amount of approximately RMB576.5 million for alleged financial liabilities.

Following the Issuer's announcement of the Awards, the Buyer Group has carefully assessed the associated risks and implications based on currently available information. The Buyer Group has determined that the financial liabilities imposed by the Awards would have a material adverse impact on the Issuer's overall financial condition, including potentially rendering the Issuer unable to pay its debts as they become due and payable. Accordingly, the Buyer Group believes that such circumstances constitute a "Company Material Adverse Effect" as defined in the Merger Agreement. Pursuant to the Merger Agreement, a "Company Material Adverse Effect" includes, among other things, any event or change that has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the group companies of the Issuer, taken as a whole, or that prevents or materially delays or would reasonably be expected to prevent or materially delay the consummation of the Merger by the Issuer or otherwise be material adverse to the Issuer's ability to perform its material obligations under the Merger Agreement.

As previously disclosed in this Schedule 13D, completion of the Merger is subject to various conditions, including, among other things: (i) no Company Material Adverse Effect having occurred and being continuing since the date of the Merger Agreement, and (ii) the approval of at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting together as a single class. Pursuant to Section 8.2(c) of the Merger Agreement, if a Company Material Adverse Effect has occurred and is continuing following the date of the Merger Agreement, Parent and Merger Sub have the right not to consummate the Merger.

Based on the foregoing, the Buyer Group has determined that a Company Material Adverse Effect has occurred and may reasonably be expected to continue as a result of the substantial monetary liabilities imposed by the Awards. Consequently, the closing condition relating to the absence of a Company Material Adverse Effect cannot reasonably be expected to be satisfied. As a result, the closing of the Merger cannot reasonably be expected to occur, regardless of whether the shareholders of the Company approve the Merger at the EGM.

Accordingly, on February 4, 2026, the Buyer Group notified the Issuer in writing of (i) its determination that a Company Material Adverse Effect has occurred, (ii) its decision not to proceed with the closing of the Merger on the current terms, and (iii) its determination that the members of the Buyer Group will not attend or vote at the EGM in light of these developments and uncertainty surrounding the closing of the Merger.

Notwithstanding the foregoing, the Buyer Group intends to engage in good faith discussions with the Issuer to explore potential solutions to address the aforementioned Company Material Adverse Effect and to evaluate whether the Transactions may be amended on terms and conditions acceptable to the Buyer Group. The Reporting Persons intend to continue to review and assess their positions on an ongoing basis, and reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above as circumstances warrant. Any material changes to the Reporting Persons' plans or proposals will be promptly disclosed in an amendment to this Schedule 13D to the extent required by law.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 41,212,693 Ordinary Shares outstanding as of June 30, 2025 as disclosed in the Issuer's Form 20-F, filed on July 31, 2025. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented by adding the following at the end thereof: The Reporting Persons' Response to Item 4 of this Amendment No. 4 to Schedule 13D is incorporated by reference to this Item 6. To the best knowledge of the Reporting Persons, except as provided herein or incorporated by reference in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.16 Joint Filing Agreement dated February 5, 2026 by and among the Reporting Persons.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (02/05/2026)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (02/05/2026)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (02/05/2026)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (02/05/2026)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (02/05/2026)
- Oceanpine Capital Inc.: /s/ Jiayu Yang, Jiayu Yang/Director (02/05/2026)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (02/05/2026)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (02/05/2026)
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (02/05/2026)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (02/05/2026)
- MSA China Growth Fund II GP, LLC: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Manager (02/05/2026)
- MSA Growth Fund II, L.P.: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Managing Partner (02/05/2026)
- Superstring Capital Management LP: /s/ Ting Guo, Ting Guo/Managing Partner (02/05/2026)
- Superstring Capital Master Fund LP: /s/ Ting Guo, Ting Guo/General Partner (02/05/2026)
- Epiphron Capital (Hong Kong) Limited: /s/ Sherry Xiaoyu Liu, Sherry Xiaoyu Liu/Director (02/05/2026)